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                                                 DEXTER


                                                 Dexter Corporation       N
                                                 One Elm Street           E
                                                                          W
                                                 Windsor Locks            S
                                                 Connecticut 06096-2334
                                                 T: 860.292.7675
                                                 F: 860.292.7627


Contact:

Investors                         Media
---------                         -----
Kathleen Burdett                  Michael Freitag
John D. Thompson                  Mark Semer
Dexter Corporation                Kekst and Company
(860) 292-7675                    (212) 521-4800
     or
Mark Harnett
MacKenzie Partners, Inc.
(212) 929-5877


For Immediate Release

TWO LIFE TECHNOLOGIES, INC. DIRECTORS RESIGN

WINDSOR LOCKS, CONNECTICUT, November 5, 1998 - Dexter Corporation (NYSE:DEX) today announced that it has received copies of letters from Frank E. Samuel, Jr. and Iain C. Wylie resigning as directors of Life Technologies, Inc. (NASDAQ:LTEK), Dexter's majority-owned subsidiary.

On November 2, 1998, Dexter commenced a tender offer for $37 per share in cash, for all of the outstanding shares of common stock, par value $.01 per share, of Life Technologies, Inc. it does not currently own. K. Grahame Walker, Chairman and Chief Executive Officer of Dexter Corporation, said, "We appreciate the services of Frank and Iain as directors of Life Technologies and regret their decision to resign. However, we disagree with their views of the special committee process and our offer. We continue to believe that we have made a full and fair offer and that it is in the best interest of Life Technologies' public shareholders to have an immediate opportunity to take advantage of our offer for the reasons fully set forth in our Offer to Purchase."


                                     -more-
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DEXTER-2

Dexter will file today the resignation letters of Messrs. Samuel and Wylie in an amendment to its Schedule 14D-1 previously filed with the Securities and Exchange Commission on November 2, 1998.

Dexter Corporation is a global specialty materials supplier with three operating segments: specialty polymers, nonwovens, and a majority ownership in Life Technologies. The company supplies specialty materials to the aerospace, electronics, food packaging and medical markets.

Life Technologies, Inc. develops, manufactures and supplies more than 3,000 products used principally in life sciences research and commercial manufacture of genetically engineered products. The company is a leading supplier of sera and other cell growth media, as well as enzymes and other biological products necessary for recombinant DNA procedures.

                     Special Materials for Special Effects

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